# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### July 21, 2009

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Alphatec Holdings, Inc.

### File No. 000-52024 - CF#23275
_____

Alphatec Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 4, 2009, as amended.

Based on representations by Alphatec Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.18 | through January 2, 2014 |
| Exhibit 10.22 | through March 17, 2018 |
| Exhibit 10.23 | through March 17, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Russell Mancuso
Branch Chief